Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Avinger, Inc.’s Registration Statement on Form S-1 pursuant to Rule 462(b) of the Securities Act of 1933 of our report dated March 6, 2019 (January 13, 2020 for the effect of the reverse stock split described in Note 15), relating to the financial statements of Avinger, Inc., as of December 31, 2018 and 2017, and for the years then ended, which report expresses an unqualified opinion and includes explanatory paragraphs regarding a going concern emphasis and the adoption of Accounting Standards Codification Topic No. 606, Revenue Recognition, and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-1 (No. 333-235902) and related Prospectus.

/s/ Moss Adams LLP

San Francisco, California

January 28, 2020